SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company (Issuer))

RAMIUS V&O ACQUISITION LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$147,786,057.50	$10,537.15

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 34,773,190 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $4.25 (the purchase price per share offered by Offeror).  Such number of shares of common stock represents 38,588,190 shares issued and outstanding as of August 5, 2010 less 3,815,000 shares of common stock already owned by Ramius Value and Opportunity Advisors LLC, its affiliates and its subsidiaries.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 15, 2010, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.  This Schedule TO is being filed on behalf of Ramius and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Cypress Bioscience, Inc., a Delaware corporation.  Cypress’ principal executive offices are located at 4350 Executive Drive, Suite 325, San Diego, California 92121.  Cypress’ telephone number at such address is (858) 452-2323.

(b) This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, of Cypress.  According to Cypress’ Quarterly Report on Form 10-Q for Cypress’ fiscal quarter ended June 30, 2010, as of August 5, 2010, there were 38,588,190 shares of Common Stock issued and outstanding.

(d) The information set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the section of Schedule I to the Offer to Purchase entitled “Transactions in the Shares by The Ramius Group During the Past 60 Days” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The names of the filing person and purchaser to which this Schedule TO relates are Ramius and Purchaser.  Ramius’ and Purchaser’s principal executive offices are located at 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Ramius’ and Purchaser’s telephone number at such address is (212) 845-7900.

During the last five years, to the best knowledge of Ramius and Purchaser, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of violations of such laws.  The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Ramius and Purchaser” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between Purchaser, Ramius or any of Ramius’ other subsidiaries or, to the best knowledge of Ramius and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and Cypress or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.  The information set forth in the section of the Offer to Purchase entitled “Background of the Offer” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Purpose of the Offer and the Proposed Merger; Appraisal Rights; ‘Going-Private’ Transactions” and “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as described in the Offer to Purchase, none of Ramius or Purchaser or, to the best knowledge of Ramius and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, or any affiliate or majority-owned subsidiary of Ramius or Purchaser or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of Cypress; and except as described in the Offer to Purchase, none of Ramius or Purchaser or, to the best knowledge of Ramius and Purchaser, any affiliate or majority-owned subsidiary of Ramius and Purchaser, has effected any transaction in any equity security of Cypress during the past 60 days.  The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Ramius and Purchaser” and “Background of the Offer” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the section of the Offer to Purchase entitled “Certain Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Not applicable.

(a)(2) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” is incorporated herein by reference.

(a)(3) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated September 15, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Summary Advertisement published on September 15, 2010.
(a)(5)(A)	Press release issued by Ramius LLC, dated September 15, 2010, announcing the commencement of the Offer.
(b)(1)	Commitment Letter, dated as of September [14], 2010, among Ramius Value and Opportunity Advisors LLC and RP Management, LLC.
(d)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(g)	None.
(h)	None.

ITEM 13.               INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of September 15, 2010 that the information set forth in this statement is true, complete and correct.

RAMIUS V&O ACQUISITION LLC

By:	/s/ Owen Littman
	Name:	Owen Littman
	Title:	Authorized Signatory

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

By:	/s/ Owen Littman
	Name:	Owen Littman
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Summary Advertisement published on September 15, 2010.
(a)(5)(A)	Press release dated September 15, 2010, announcing the commencement of the Offer.
(b)(1)	Commitment Letter, dated as of September 14, 2010, among Ramius Value and Opportunity Advisors LLC and RP Management, LLC
(d)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(g)	None.
(h)	None.